FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                               29 September, 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

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                             Yes              No   X

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                                    CONTENTS

1. Pension deficit tops GBP2bn




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  29 September, 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Pension deficit tops GBP2bn


PENSION DEFICIT TOPS GBP2 BILLION


The actuarial deficit in British Airways New Airways Pension Scheme (NAPS) is set to rise from GBP928 million to some GBP2.1 billion, despite a doubling of BA's contributions and a recovery of the stock market.


The trustees have confirmed that annual contributions of GBP497 million would be needed to fund the scheme unless changes to future benefits proposed earlier this year are introduced. This means the company's contributions would go up from five to 12 times members' contributions.


Negotiations between British Airways and the trustees are now underway to agree a funding plan including proposed benefit changes. Consultation continues with the trades unions.

The changes proposed include:


-   Raising the normal retirement age to 65

-   A slower accrual rate

-   Inflation capped pensionable pay increases

-   Capped pension increases on retirement at 2.5 per cent

-   Sharing the impact of changes in life expectancy



The proposal keeps a final salary scheme with no increase in staff contribution
rates and no changes to pension benefits already earned.   Once the changes are
accepted, BA is proposing to make a GBP500 million one-off payment to the scheme.


Independent financial analysis from Price Waterhouse Coopers for the trustees led them to conclude that company contributions "much in excess of the current levels may not be sustainable".


In a letter to NAPS members in July, the trustees said BA could not afford to use all its cash reserves to pay off all the deficit because it would put the "long term viability of BA in jeopardy". "Reductions to future benefits were also likely to be required to help reduce the deficit", they added.


Willie Walsh, British Airways' chief executive, said: " The deficit is massive and we must deal with it. I believe our proposal is a fair solution which addresses the funding problem and shares the cost of securing the future of our pensions and BA. The deficit is one of the biggest challenges we face and I am determined that we will resolve it."



                                      ends

September 29, 2006
                                101/KG/06

Notes to Editors



- From January 2004 to the end of 2006 British Airways will have paid GBP350 million off the past deficit.


-  BA's contribution to NAPS in 2005/6 was GBP235 million.


Under BA's proposal:


- Normal retirement age (NRA) will rise to 65 to coincide with age legislation to be introduced in the UK in October 2006.


-  The current compulsory retirement age for pilots and cabin crew is 55;
   the normal retirement age is also 55. For cabin crew NRA will rise to 65. To reduce the impact, for the first five years this will rise to 60.


- For pilots, some countries including France and the USA apply restrictions to flying and overflying as a captain beyond 60. For this reason the normal retirement age will rise to 60. If the flying restrictions are removed in the future, the airline will raise NRA to 65 and adjust accrual and contributions in line with other staff.


- For those with an NRA of 65 the accrual rate will be reduced from1/56 to 1/60 and contribution rates remain unchanged at 5.25 per cent. For those with an NRA of 60 the accrual rate will adjust from 1/52 to 1/56.


- The option to retire before NRA remains, but on a smaller pension. Staff will have the option to save more through defined contributions or through other pension plans.



Other details:


- NAPS was set up in 1984 and has 33,528 active members, 20,520 deferred and 15,448 pensioners (total members 69,496). It closed to new members in March 2003.


- APS was set up in 1948 and has 2,364 active members, 4,194 deferred and 26,715 pensioners (total members 33,273). It closed in 1984.


- NAPS and APS together have combined assets of some GBP12 billion (NAPS GBP5.8b/APS GBP6.7b).


- The actuarial valuation is carried out every three years and takes into account the company and employee contributions, member profiles and demographics, likely investment returns from the pension funds and the stock market performance and then calculates the funding position.